SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 31, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683 -1

SUBSCRIBED AND PAID-IN CAPITAL - R$10.000.000.000,00

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

DATE, TIME AND VENUE: July 21, 2015, at 11:00 a.m., at the Company’s headquarters, located at Rua Costa Carvalho, nº 300, in the city and state of São Paulo.

CALL NOTICE: The Call Notice was published in the June 20, 23 and 24, 2015 editions of the newspapers Diário Oficial do Estado de São Paulo and Valor Econômico.

ATTENDANCE: Shareholders representing more than two-thirds of the capital stock attended the meeting, as per the signatures in the Shareholders’ Attendance Book.

Also present were Reinaldo Guerreiro, member of the Board of Directors and Audit Committee; Angela Beatriz Airoldi, Investor Relations Manager; Priscila Costa da Silva, Investor Relations Analyst; and Beatriz Helena de Almeida e Silva Lorenzi and Ieda Nigro Nunes Chereim, Legal Department attorneys.

PRESIDING BOARD: Chairman: Reinaldo Guerreiro. Secretary: Marialve S. Martins.

PUBLICATIONS: The Management Proposal and other relevant documents were made available to shareholders at the Company’s headquarters and on its website, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange.

AGENDA: I. Re-ratification of the overall compensation of members of the Board of Directors, as well as the members of the Fiscal Council related to the fiscal year 2015 according to the released Management Proposal.

CLARIFICATIONS: 1) The matter was appreciated by the State Capital Defense Council – CODEC, as per Qualified Opinion 122/2015 of July 15, 2015, whose voting intention was presented by the representative of the shareholder São Paulo State Finance Department.

RESOLUTIONS: The Chairman opened the discussion and submitted item I of the Agenda to a vote.  The representative of the shareholder São Paulo State Treasury Office, the attorney-in-fact Carlos Eduardo Teixeira Braga, took the floor and voted in favor of the matter, in accordance with the management proposal, re-ratifying the overall compensation of members of the Board of Directors, Board of Executive Officers and Fiscal Council for fiscal year 2015, in the maximum amount of four million, five hundred and thirty-six thousand and thirty-four reais and eighty-nine centavos (R$4.536.034,89), equivalent to fixed monthly compensation of R$20,590.00 for the Executive Officers; R$6,177.00 for members of the Board of Directors and R$4,118.00 for members of the Fiscal Council, respectively, plus corresponding benefits, in addition to related charges. The votes of the shareholders in favor, votes against and abstentions having been recorded, the matter was approved by a majority vote.

The drawing up of these minutes in summary format and their publication with the omission of the attending shareholders’ signatures. pursuant to Article 130, Paragraphs 1 and 2 of Law 6404/76, was unanimously approved.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Extraordinary Shareholders’ Meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretary and the attending shareholders, who constituted the necessary quorum for the resolutions taken.

DOCUMENTS FILED. The proxy instruments of the shareholder representatives listed below, accompanied by their voting records, are filed at the Company’s headquarters, duly initialed by the Secretary, as the other documents mentioned above are also.

São Paulo, July 21, 2015.

REINALDO GUERREIRO
Chairman
CARLOS EDUARDO TEIXEIRA BRAGA (representing the shareholder São Paulo State Finance Department)
MARIALVE S. MARTINS Secretary	CAMILA PUPO POLAMARES (representative of the shareholders The Bank Of New York Mellon ADR Department)

PAULO ROBERTO B. BRANDÃO

(representing the shareholders, HSBC CTVM S.A.)

FIRST STATE GLOBAL UMBRELLA FUND PLC RE FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

SMITH & WILLIAMSON EMERGING MARKETS VALUE FUND

PAULO ROBERTO B. BRANDÃO (representing the shareholders, Itaú Unibanco S.A.) ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED ARROWSTREET EAFE ALPHA EXTENSION FUND II

PAULO ROBERTO B. BRANDÃO (representing the shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)
BRITISH COAL STAFF SUPERANNUATION SCHEME	NVIT EMERGING MARKETS FUND
BUREAU OF LABOR FUNDS - LABOR PENSION FUND	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
BUREAU OF LABOR FUNDS - LABOR PENSION FUND	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
BUREAU OF LABOR FUNDS - LABOR PENSION FUND	STATE OF NEW MEXICO STATE INVESTMENT COUNCIL
BUREAU OF LABOR FUNDS - LABOR PENSION FUND	THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
BUREAU OF LABOR FUNDS - LABOR PENSION FUND	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792
FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796
MISSOURI EDUCATION PENSION TRUST	VANGUARD INVESTMENT SERIES, PLC
NEW YORK STATE COMMON RETIREMENT FUND	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS
NVIT DEVELOPING MARKETS FUND

PAULO ROBERTO B. BRANDÃO (representing the shareholder Citibank N.A)

FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND	STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS
FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND	STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS
FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND	STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS
FIRST TRUST BRAZIL ALPHADEX FUND	SUNSUPER POOLED SUPERANNUATION TRUST
FIRST TRUST EMERGING MARKETS ALPHADEX FUND	TEACHER RETIREMENT SYSTEM OF TEXAS
FIRST TRUST LATIN AMERICA ALPHADEX FUND	TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST	TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
GMO EMERGING MARKETS EQUITY FUND, A SUB FUND OF GMO FUNDS PLC	THE BANK OF KOREA
GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC	THE BANK OF KOREA
GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND	THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND	THE HARTFORD GLOBAL REAL ASSET FUND
NZAM EM8 EQUITY PASSIVE FUND	THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND
PZENA EMERGING MARKETS VALUE FUND	THE MONETARY AUTHORITY OF SINGAPORE
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND	THE MONETARY AUTHORITY OF SINGAPORE
THE GMO EMERGING MARKETS FUND	TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND
THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER	UNIVERSITY OF WASHINGTON
VANGUARD EMERGING MARKETS STOCK INDEX FUND	USAA EMERGING MARKETS FUND
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	WASHINGTON STATE INVESTMENT BOARD
VANGUARD FUNDS PUBLIC LIMITED COMPANY	WASHINGTON STATE INVESTMENT BOARD
VANGUARD FUNDS PUBLIC LIMITED COMPANY	WELLS FARGO ADVANTAGE DIVERSIFIED INTERNATIONAL FUND
VANGUARD FUNDS PUBLIC LIMITED COMPANY	WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO
VANGUARD INTERNATIONAL VALUE FUND	WELLS FARGO ADVANTAGE INTERNATIONAL VALUE PORTFOLIO
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.	WISDOMTREE GLOBAL EQUITY INCOME FUND
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.	WISDOMTREE GLOBAL EX-US UTILITIES FUND
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.	WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.	XEROX CORPORATION RETIREMENT & SAVINGS PLAN
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.	JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.	ACADIAN EMERGING MARKETS EQUITY FUND
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED	ACADIAN EMERGING MARKETS EQUITY II FUND, LLC
STICHTING PGGM DEPOSITARY	ALASKA PERMANENT FUND
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND	ARIZONA PSPRS TRUST
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND	AT&T UNION WELFARE BENEFIT TRUST
AGF INVESTMENTS INC	BELL ATLANTIC MASTER TRUST
JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B	BELLSOUTH CORPORATION RFA VEBA TRUST
NORGES BANK	CASEY FAMILY PROGRAMS
SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO	CF DV EMERGING MARKETS STOCK INDEX FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	CIBC EMERGING MARKETS INDEX FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	CITY OF BALTIMORE EMPLOYEES RETIREMENT SYSTEM
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND
GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.	ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND
GMO MEAN REVERSION SPECIAL SOLUTION FUND, L.P.	EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS
PS INTL LATAM LLC	EMPLOYEES RETIREMENT SYSTEM OF TEXAS
PS LATIN AMERICA LLC	ENSIGN PEAK ADVISORS, INC.
PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER	EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS
PICTET - EMERGING MARKETS INDEX	FRONTIERS EMERGING MARKETS EQUITY POOL
PICTET - WATER	HEWLETT PACKARD COMPANY TAX SAVING CAPITAL ACCUMULATION PLAN - ALLIANCE BERNSTEIN
ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES	IMPERIAL EMERGING ECONOMIES POOL
ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN INTERNATIONAL ALL-COUNTRY PASSIVE SERIES	JOHN DEERE PENSION TRUST
ALLIANCEBERNSTEIN TAX-MANAGED BALANCED WEALTH STRATEGY	KENTUCKY RETIREMENT SYSTEMS
ALLIANCEBERNSTEIN TAX-MANAGED WEALTH APPRECIATION STRATEGY	KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND
AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST	LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESE OF PHILADELPHIA
AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST	LVIP BLACKROCK EMERGING MARKETS RPM FUND
ASCENSION HEALTH MASTER PENSION TRUST	MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND	PENSION FUND OF THE CHRISTIAN CHURCH (DISCIPLES OF CHRIST)
BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.	PSEG NUCLEAR LLC MASTER DECOMMISSIONING TRUST
BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO
BRANDES CANADA INTERNATIONAL EQUITY UNIT TRUST	PUBLIC SECTOR PENSION INVESTMENT BOARD
BRANDES INVESTMENT FUNDS PUBLIC LIMITED COMPANY / BRANDES EMERGING MARKETS EQUITIES FUND	RAYTHEON COMPANY MASTER TRUST
BRUNEI INVESTMENT AGENCY	RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	SOUTH DAKOTA RETIREMENT SYSTEM
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM	SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM	STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM	THE ARCHDIOCESE OF HARTFORD INVESTMENT TRUST
CITY OF NEW YORK GROUP TRUST	THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND
CITY OF NEW YORK GROUP TRUST	THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION RETIREMENT PLANS MASTER TRUST
CITY OF NEW YORK GROUP TRUST	THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD
COLLEGE RETIREMENT EQUITIES FUND	THE TRUSTEES OF SAINT PATRICKS CATHEDRAL IN THE CITY OF NEW YORK
COMPASS AGE LLC	TIME WARNER CABLE PENSION PLAN MASTER TRUST
DESJARDINS GLOBAL INFRASTRUCTURE FUND	UPS GROUP TRUST
DET. ED. QUALIFIED NUCLEAR DECOMMISSIONING TRUST	VIRGINIA RETIREMENT SYSTEM
DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST	WEST VIRGINIA INVESTMENT MANAGEMENT BOARD
DTE VEBA MASTER TRUST	ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO
EMERGING MARKETS EQUITY INDEX MASTER FUND	DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX PLUS FUND	DUNHAM INTERNATIONAL STOCK FUND
EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B	EGSHARES BRAZIL INFRASTRUCTURE ETF
EMERGING MARKETS INDEX NON-LENDABLE FUND	FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF
EMERGING MARKETS INDEX NON-LENDABLE FUND B	NORTHWEST NATURAL GAS COMPANY RETIREMENT TRUST
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND	POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

FIDELITY LATIN AMERICA FUND	POWERSHARES GLOBAL WATER PORTFOLIO
FRANCISCAN ALLIANCE, INC	POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO
GMAM INVESTMENT FUNDS TRUST	THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPAL CHURCH IN THE USA
HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO	THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND
HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO	TIMOTHY PLAN EMERGING MARKETS FUND
IBM 401(K) PLUS PLAN	VALERO ENERGY CORPORATION PENSION PLAN
ILLINOIS STATE BOARD OF INVESTMENT	VANGUARD EMERGING MARKETS SELECT STOCK FUND
ILLINOIS STATE BOARD OF INVESTMENT	VOYA EMERGING MARKETS INDEX PORTFOLIO
INTERNATIONAL PAPER COMPANY COMMINGLED INVESTMENT GROUP TRUST	BRANDES INSTITUTIONAL EQUITY TRUST
ISHARES MSCI ACWI ETF	BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN
ISHARES MSCI ACWI EX U.S. ETF	CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
ISHARES MSCI BRAZIL CAPPED ETF	COLONIAL FIRST STATE WHOLESALE GLOBAL LISTED INFRASTRUCTURE SECURITIES FUND
ISHARES MSCI BRIC ETF	COMMONWEALTH GLOBAL LISTED INFRASTRUCTURE FUND 4
ISHARES MSCI EMERGING MARKETS ETF	COMMONWEALTH SUPERANNUATION CORPORATION
JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND	FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND
KAISER FOUNDATION HOSPITALS	FUTURE FUND BOARD OF GUARDIANS
KAISER PERMANENTE GROUP TRUST	LSV EMERGING MARKETS EQUITY FUND, L.P.
LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST	LSV INTERNATIONAL (AC) VALUE EQUITY FUND, LP
LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO	LSV INTERNATIONAL CONCENTRATED EQUITY FUND, LP
LAZARD INTERNATIONAL STRATEGIC EQUITY (ACQ EX-U.S.) TRUST	MASCO CORPORATION RETIREMENT MASTER TRUST
LAZARD INTERNATIONAL STRATEGIC EQUITY PORTFOLIO	NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
MANAGED PENSION FUNDS LIMITED	NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND
MANAGED PENSION FUNDS LIMITED	NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL ENVIRONMENTAL ENTERPRISES FUND
MANAGED PENSION FUNDS LIMITED	NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST
MARYLAND STATE RETIREMENT & PENSION SYSTEM	NAV CANADA PENSION PLAN
MONTANA BOARD OF INVESTMENTS	NEW ZEALAND SUPERANNUATION FUND
NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBAL LI	NORTHERN EMERGING MARKETS EQUITY FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM	NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM	NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING
NEW YORK STATE TEACHERS RETIREMENT SYSTEM	NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING
OCEANROCK INTERNATIONAL EQUITY FUND	NORTHERN TRUST INVESTMENT FUNDS PLC
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY	NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING
QS BATTERYMARCH EMERGING MARKETS FUND	NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING
SANFORD C. BERNSTEIN FUND, INC. - TAX-MANAGED INTERNATIONAL PORTFOLIO	NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING
SANFORD C. BERNSTEIN FUND, INC - OVERLAY A PORTFOLIO	NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING
SANFORD C. BERNSTEIN FUND, INC - TAX-AWARE OVERLAY A PORTFOLIO	NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST
SANFORD C. BERNSTEIN FUND, INC. - INTERNATIONAL PORTFOLIO	PYRAMIS GLOBAL EX U.S. INDEX FUND LP
SCHWAB EMERGING MARKETS EQUITY ETF	PZENA VALUE GROUP TRUST
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF	STATE UNIVERSITY RETIREMENT SYSTEM
SPDR S&P EMERGING MARKETS ETF	THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND
SSGA ACTIVE EMERGING MARKETS SECURITIES LENDING QP COMMON TRUST FUND	THE HIGHCLERE INTERNATIONAL INVESTORS SMID FUND
SSGA EMERGING MARKETS FUND	THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND	TYCO ELECTRONICS DEFINED BENEFIT PLNS MASTER TST
STATE OF ALASKA RETIREMENT AND BENEFIT PLANS	UTAH STATE RETIREMENT SYSTEMS
STATE OF ALASKA RETIREMENT AND BENEFIT PLANS	UTAH STATE RETIREMENT SYSTEMS
STATE OF OREGON

SÃO PAULO STATE GOVERMENT STATE TREASURY OFFICE secretary office State Capital Defense CounciL – CODEC

CODEC, July 15, 2015.

STATE TREASURY OFFICE PROCEEDING No. 12091-541592/2015

CODEC OPINION No. 122/2015

COMPANY:      COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

SUBJECT:  Extraordinary Shareholders’ Meeting.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP, through  official letter CA-004, of June 23, 2015, submits to the appreciation of the State Capital Defense Council – CODEC the Agenda for the Extraordinary Shareholders’ Meeting to be held on July 21, at 11:00 a.m.:

I.  Re-ratification of the overall compensation of the members of Management and the Fiscal Council related to fiscal year 2015, pursuant to the management proposal disclosed on this date.

Given the fact-finding phase, the matter can be submitted to the appreciation of shareholders, and the vote of the State Attorney shall observe the following parameters.

SÃO PAULO STATE GOVERMENT STATE TREASURY OFFICE secretary office State Capital Defense CounciL – CODEC

CODEC, July 15, 2015.

STATE TREASURY OFFICE PROCEEDING No. 12091-541592/2015

CODEC OPINION No. 122/2015

Item “I” of the agenda deals with the re-ratification of the overall compensation of the members of Management and the Fiscal Council related to fiscal year 2015.

SABESP states that, within the scope of the resolution on the overall annual compensation of the members of the Company’s Management and the Fiscal Council for fiscal year 2015, taken at the Annual Shareholders’ Meeting held on April 30, 2015, the minutes included the approval of a fixed monthly compensation of the members of the Board of Executive Officers, Board of Directors and Fiscal Council, without expressly declaring the overall amount of the compensation of the members of Management and the Fiscal Council.

In view of this, the Securities and Exchange Commission - CVM requested clarifications to the Company regarding the overall amount of Management compensation established by the Shareholders’ Meeting, which should include benefits of any nature and financial compensations, pursuant to article 152 of Federal Law 6,404/1976.

As a result, in order to comply with the above request, the Company's Management hereby presents the calculation of the compensation of members of Management and the Fiscal Council, based on CVM Instruction 480/09, the guidelines in CIRCULAR LETTER/CVM/SEP/No. 02/2015 and precedents analyzed by the CVM regarding the matter, establishing the amount of the overall compensation for fiscal year 2015 at R$4,536,034.89,considering the current number of members of Management and the Fiscal Council.

SÃO PAULO STATE GOVERMENT STATE TREASURY OFFICE secretary office State Capital Defense CounciL – CODEC

CODEC, July 15, 2015.

STATE TREASURY OFFICE PROCEEDING No. 12091-541592/2015

CODEC OPINION No. 122/2015

As it is verified by the statement presented by the Company’s Board of Executive Officers, said amount is merely a monetary expression of the global compensation of members of Management and the Fiscal Council and does not imply any increase in relation to the amount established by the Annual Shareholders’ Meeting of April 30, 2015.

Based on the fact-finding phase, the State Attorney may approve the matter in item 1 of the Agenda, ratifying the individual compensation of Management members established at: twenty thousand, five hundred and ninety reais (R$20,590.00) for the Executive Officers; R$6,177.00 for the members of the Board of Directors and R$4,118.00 for the members of the Fiscal Council, pursuant to the CODEC guidelines in effect, and approving the maximum limit for the overall compensation, considering the current composition of the statutory bodies, which includes the fixed compensation and other benefits included in the CODEC Opinions governing the matter, in addition to the corresponding charges, totaling  R$4,536,034.89, as follows:

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Compensation	R$1,146,576.21	R$3,068,254.68	R$321,204.00	R$4,536,034.89

SÃO PAULO STATE GOVERMENT STATE TREASURY OFFICE secretary office State Capital Defense CounciL – CODEC

CODEC, July 15, 2015.

STATE TREASURY OFFICE PROCEEDING No. 12091-541592/2015

CODEC OPINION No. 122/2015

Finally, it is worth noting that no other matters shall be resolved on without CODEC’s prior and express consent.

CLAUDIA POLTO DA CUNHA

CODEC’s Executive Secretary

<

SÃO PAULO STATE GOVERMENT STATE TREASURY OFFICE secretary office State Capital Defense CounciL – CODEC

CODEC, July 15, 2015.

STATE TREASURY OFFICE PROCEEDING No. 12091-541592/2015

CODEC OPINION No. 122/2015

I hereby approve the terms of this Opinion, based on the competence established in the sole paragraph of article 5 of State Decree 55,870, of May 27, 2010.

Copies of this document shall be sent to the State Attorney Officer and COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP.

RENATO VILLELA

Secretary of the State Treasury Office

Chairman of CODEC

CPC/CAA

SÃO PAULO STATE GOVERMENT STATE TREASURY OFFICE secretary office State Capital Defense CounciL – CODEC

OFFICIAL LETTER GS-CODEC No. 202/2015

São Paulo, July 15, 2015

Dear Sir,

I hereby submit to you a copy of CODEC Opinion No. 122/2015, related to the Extraordinary Shareholders’ Meeting of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP.

Sincerely,

CLAUDIA POLTO DA CUNHA

CODEC’s Executive Secretary

To

MR. ELIVAL DA SILVA RAMOS

State Attorney

CPC/caa

SÃO PAULO STATE GOVERMENT STATE TREASURY OFFICE secretary office State Capital Defense CounciL – CODEC

OFFICIAL LETTER GS-CODEC No. 203/2015

São Paulo, July 15, 2015

Dear Sir,

I hereby submit to you a copy of CODEC Opinion No. 122/2015, related to the Extraordinary Shareholders’ Meeting of this company.

Sincerely,

CLAUDIA POLTO DA CUNHA

CODEC’s Executive Secretary

To

MR. BENEDITO PINTO FERREIRA BRAGA JUNIOR

Chairman of the Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 31, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.